June 9, 2014

VIA EDGAR

Coy Garrison
Daniel Gordon
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SouthCorp Capital, Inc.
Form 10-12G
Filed May 13, 2014
File No. 000-21155

On behalf of SouthCorp Capital, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated June 6, 2014.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

We acknowledge the Form 10 will automatically become effective 60 days after filing

Item 1. Business, page 2
General Information, page 2

2. Please revise your disclosure to provide more detail regarding your predecessors, including Pharmaceutical Laboratories, Inc., Southcorp Capital, Inc., and Skyline Holdings, Inc. Please also include more detail regarding the terms and conditions of your reverse merger with Skyline Holdings, Inc. Please identify the officer(s) and majority shareholder(s) of Southcorp Capital, Inc. immediately prior to the reverse merger, and clarify here Mr. Wade’s involvement with Skyline Holdings, Inc. prior to the merger. Please tell us why you have not filed the merger agreement as an exhibit to the registration statement.

The Company’s current officer and directors have no knowledge of working of Pharmaceutical Laboratories, Inc., since the Company has not operated under that name since 1999 and the Company has been dormant since 2009.  We include the Merger Agreement as Exhibit 10.1.

WB Partners purchase majority control on SouthCorp from Wahoo Funding and Bimini Reef Real Estate as part of the reverse merger.  Prior to the reverse merger, there were 24,067,316 common shares outstanding.  WB Partners purchased 20,000,000 from Wahoo Funding for $20,000 and 1,944,000 shares from Bimini Reef Real Estate for $5,000 (resulting in 91% of the Common Stock).  As part of this share purchase, Mr. Wade become the sole officer/director of the Company.  The merger between SouthCorp Capital and SouthCorp Capital was finalized and closed contemptuously with the share purchase.

Business of Registrant, page 2

3. We note your disclosure on page 2 that you intend to acquire single-family and multi-family properties, and resell the properties after renovating them. We also note your disclosure on page 17 that you intend to generate revenues from the rental income from your houses. Please reconcile these disclosures.

Revised to remove the inconsistency on Page 17

4. Please revise your disclosure to explain in more detail how you intend to identify Acquisition properties that are “undervalued and/or in need of some repairs” in places such as Indiana and Las Vegas, given that your officers are located in California.

The Company has located real estate agents on both Las Vegas, NV and Fort Wayne, IN who the company uses to locate properties.  Additionally, our CEO travels to Las Vegas and Fort Wayne to look at properties that have been located through internet searches.  The Company’s CEO reviews properties that are available at auctions from lenders, at tax sale and the condemned building lists from the various counties to located properties that are undervalued and/or in need of some repairs

5. We note your disclosure on page 2 that you seek to acquire properties in “markets where demographics support need for senior living and healthcare related facilities.” Please explain why this criterion is important to your business plan. If you intend to purchase senior living and healthcare related properties, please discuss your plans in more detail.

Deleted this as it was include by accident.

6. Please revise your disclosure in this section to discuss your current portfolio of properties, per your disclosure on page 15. Please clarify for each property the renovations you are performing and the expected timelines for both completing the renovations and reselling the properties.

Revised to include the list and provide the following explanation:

The Company is currently renovating 7003 Balsam Lane  and 356 Franklin Street.  The other properties the Company will begin renovating after the current renovations are complete.  The Company does not have a timetable as to when the renovations of those properties will begin, what renovations will be required or when the property would be resold.

7003 Balsam Lane:  The Company is essentially renovating the entire house as it has substantial damage from a fire.  Currently, the Company has completed demolished the fire damaged parts of the house, replace and re-framed the areas of the house that were damaged, removed the roof, replaced the roof and is currently installing 2 new doors and installing new windows.  The Company expects the renovations to be completed in next 45 – 60 days and expects to sell the property in the next 60-75 days,

356 Franklin Street:  The Company is currently replacing the roof and expects to do minor work on the interior and should be completed in 30 days and available for sell in 30-45 days.

7. Please explain your burn rate of $7,500 to $10,000 per month when you have only incurred approximately $2,500 in expenses through April 30, 2014.

The Company has little operations prior to the acquisition of the properties in April 2014.  The Company has not begun renovating the properties until May 2014 which is why the Company has a higher burn rate than it did in April 2014.

8. We note your disclosure on page 3 indicating that you expect “to require the additional funding in September 2014.” We also note your disclosure on page 15 that you expect “to require the additional funding in July 2014.” Please reconcile.

Revised to correct July 2014 to September 2014.

Item 1A. Risk Factors, page 5

9. We note your disclosure on page 2 that your common stock trades on the OTC Market Pink Sheets. We also note that OTC Markets Group Inc. has discontinued displaying quotes for your common stock on otcmarkets.com and has labeled your common stock “Caveat Emptor (Buyer Beware).” Please add related risk factor disclosure.

Revised to include the disclosure.

10. Please add risk factor disclosure to address risks associated with your concentrated investment type (i.e., single family), as well as any risks associated with the fact that your board has not adopted policies or procedures regarding transactions with related persons, which you discuss on page 25.

Revised to include the requested disclosures.

11. Please include a risk factor to discuss, if true, that Mr. Wade has no experience running a public company.

This is not correct.  Revised Mr. Wade’s bio to include that Embarr Downs is publically traded.

12. Please include a risk factor addressing the determination that your disclosure controls and procedures are not effective, per your disclosure on page 24.

Revised accordingly.

13. Please include a risk factor to discuss that your two officers devote only some of their time to your business, and if true, that conflicts of interest between you and your officers may arise from their duties to other business entities.

According to recent legislation under the Affordable Care Act, full time employment is measured at 30 hours per week which is what the officers and directors.  As such, the Company deems that the officers and directors work a full work week.

The Company is dependent on key personnel page 6

14. We note your disclosure on page 6 that you are dependent upon your three officers/directors. However, Mr. Wade and Ms. Livacich appear to be your only officers and directors. Please revise or advise.

Revised to replace three with two.

The Company’s dividends policy may be terminated at any time page 6

15. We note your risk factor disclosure on page 6 stating that your board of directors may cease paying dividends in the future. Since you have not paid dividends, please remove this risk factor.

Revised to remove this risk factor.

We may not realize sufficient proceeds from this offering page 9

16. We note that three of your risk factors on page 9 reference an offering of your common shares. Please note that this Form 10 registration statement does not register an offering of securities. Accordingly, please remove these risk factors.

Revised to remove this risk factor.

If we sell properties by providing financing page 12

17. We note your disclosure on page 12 that you do not own any properties. Please reconcile this with your disclosure on page 15 regarding your portfolio of properties.

Revised to remove the first sentence to remove the inconsistency.

Management’s Discussion and Analysis and Results of Operations, page 13

Summary Risk Factors, page 14

18. Please consider relocating your summary risk factors from page 14 to earlier in the document so that they precede the risk factors section.

Revised accordingly

Our Portfolio, page 15

19. We note from your disclosure on page 15 that you own a commercial property in Berne, Indiana. Please explain why you own this property and how your ownership is consistent with your stated business purpose of acquiring single-family and multi-family properties.

The Company’s focus is on acquiring single-family and multi-family properties; however, the Company felt that it could acquire the commercial property and renovate the building and re-sell the property.  The Company acquired the property because we perceived that the property was significantly undervalued.

20. Please identify the mortgaged property in your portfolio, per your disclosure on page F-10. Please also disclose here that you acquired these properties with borrowed funds from one of your officers, per your disclosure on page F-9. Please identify which officer gave you this loan. Refer to Item 102 of Regulation S-K.

Revised to include the additional information requested.

21. We note your disclosure on page 16 that after acquiring and selling twenty to thirty properties, you intend to build mobile home parks. Please disclose your experience with building mobile home parks and add risk factor disclosure, as applicable.

Removed that sentence since the Company has decided to not build a mobile home park but to continue to buy and renovates houses.

Timing Needs for Funding, page 16

22. Currently, it is unclear how much total capital you will need until December 2014. For example, we note your disclosure that the $200,000 you anticipate needing to expand operations to Las Vegas includes “$40,000 for the renovations of the Company’s current [Indiana] properties,” and that the renovations cost is also included in the burn rate. Please revise to more clearly present your anticipated capital needs.

Revised to include that the $200,000 is needed to acquire the Company’s initial property in Las Vegas and complete the renovations on that property and the Company’s current properties in Indiana.

23. Refer to the third paragraph in this section. Please disclose here or elsewhere, as appropriate, how and when you will determine your monthly revenue.

Added language as following:  The Company will be able to determine what is monthly revenue will be in August 2014; which is when the current renovations on the two houses currently being renovated will be completed.

24. We note your disclosure on page 16 that you expect to raise $200,000 “from this S-1” to begin acquiring properties in Las Vegas. Please note that this Form 10 registration statement does not register an offering of securities. Please revise.

Removed the language regarding the S-1.

25. In the first paragraph under Phase II, you refer to “the 6-10 properties.” Please clarify whether you have already identified these properties. If not, please explain how you determined renovation costs. Please confirm that these properties are different than the Las Vegas properties discussed in Phase I.

Revised to include the following language: “The Company has not identified that properties and is basing the renovations costs on Joseph Wade’s experience in acquiring and renovating properties.”

These properties are different that the properties list in Phase I.

Item 3. Properties

26. Please disclose whether you incur fees for this space.

Added that the Company does not incur fees for the space.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

27. Please clarify how you determined the “Total Voting Power” column on page 21.

Revised to include the following language: The total voting power was calculated by addinf the total outstanding Common Shares of 224,057,315 and the voting power of the Series C Preferred at 200 votes per share for a total number of available votes of 4,824,057,315.  Joseph Wade has voting power over 4,811,444,001 which is 99% of the total voting power.

28. We note your disclosure that Mr. Wade “does not own any shares in his own name other than those indirectly owned through WM Investments.” Please clarify how many shares Mr. Wade owns indirectly through WM Investments, and please explain the relationship between Mr. Wade, WB Partners, and WM Investments.

Corrected WM Investments which was a typo and should have read WB Partners.  Also, corrected to add the number of shares owned indirectly.

Item 5. Directors and Executive Officers, page 21

29. Please revise your disclosure to clarify Mr. Wade’s principal occupations and places of employment during the past five years. Please also revise your disclosure to provide more detail concerning the principal business of Embarr Downs, Inc., and the amount of time Mr. Wade commits to his duties as CEO for the company. Refer to Item 401(e) of Regulation S-K.

Revised to indicate that Mr. Wade devotes 50% of Embarr Downs and provided more detail concerning the business of Embarr Downs.  As stated in the Form 10, Mr. Wade has purchased, renovated and sold properties for the past ten years with various partners.  Only recently has Mr. Wade incorporated the business Skyline Holdings in anticipation of the reverse merger.

Lori Livacich, Vice-President, page 22

30. Please revise your disclosure to clarify Ms. Livacich’s principal occupations and places of employment during the past five years. Refer to Item 401(e) of Regulation S-K.

Added the following language:  “For the past 5 years, Ms. Livacich has been consultant to mortgage companies assisting them in the processing of mortgage applications.”

Controls and Procedures, page 24

31. We note your disclosure on page 24 that you do not consider the listed reasons for having ineffective controls and procedures to be material weaknesses. Please explain how you reached this conclusion.

The Company has concluded that these are not material weaknesses because we determined that the internal control over financial reporting currently are such that there is not a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Director Independence, page 25

32. We note your disclosure on page 25 that you have no independent directors, as well as your disclosure on page 22 that you plan to start searching for independent board members in the next six months. Please disclose the definition of independence you will use in evaluating candidates. Refer to Item 407(a)(1) of Regulation S-K.

Revised to include the following language:  An Independent director (also sometimes known as an outside director) is a director (member) of a board of directors who does not have a material or pecuniary relationship with company or related persons, except for any director fees.

Related Party Transactions, page 26

33. We note your disclosure on page 26 that you borrowed $54,938 from your officer and shareholder. Please identify which officer lent you this money, the terms of the loan, and whether there is any amount accrued on the loan.

Revised accordingly and added “The loan is at 0% interest and is to be repaid by December 31, 2015.”

Item 11. Description of Registrant’s Securities to be Registered, page 28

34. Please clarify here that you are only registering your common stock pursuant to this Form 10 registration statement, and that you are not registering your Series C Preferred Stock, or advise.

Revised accordingly.

Statements of Cash Flows, page F-5

35. We note your disclosure on page F-9 that you borrowed $54,938 from an officer for the purchase of your properties, but we also note that there is no cash inflow on your statements of cash flows and that the properties were purchased before the reverse merger date. Please clarify when and how the purchase of the properties took place, and revise in your next filing.

The Company did include the transaction in its cash flow under “Noncash investing and financing activities”.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

36. We note that you have disclosed that revenue earning activities are recognized upon claiming the purse winnings. Please tell us why you have included this disclosure.

Revised to fix the typo and replaced it with:  “sale of its properties”

The Company hereby acknowledges that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SputhCorp Capital, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO/President